

January 12, 2015

<u>Via E-mail</u>
Paul Rosenberg
Chief Executive Officer
mCig, Inc.
433 North Camden Drive, 6th Floor
Beverly Hills, CA 90210

  Re: mCig, Inc.
    Form 10-K for Fiscal Year Ended April 30, 2014
    Filed August 13, 2014, as amended
    Form 10-Q for Fiscal Quarter Ended July 31, 2014
    Filed September 19, 2014, as amended
    Responses dated October 30, 2014 and December 9, 2014
    File No. 333-175941

Dear Mr. Rosenberg:

  We issued written comments to you on the above captioned filings on September 23, 2014 and November 10, 2014 and oral comments on December 15, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments and amendments to filings by January 26, 2015.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Robert Shapiro, Staff Accountant at (202) 551-3273 or Emily Drazan, Attorney-Advisor at (202) 551-3208, if you have any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-mail
       William Robinson Eilers, Esq.
       Joseph Emas, Esq.